Exhibit 99.1

SaverOne Advances its Global Marketing Strategy by Appointing
Israel Eybi as Chief Marketing Officer

Petah Tikvah, Israel, July 12, 2022 – SaverOne 2014 Ltd. (Nasdaq: SVRE, TASE: SVRE), a technology company engaged in transportation safety solutions, today announced the appointment of Israel Eybi as SaverOne’s Chief Marketing and Sales Officer. This appointment is a key step in SaverOne’s strategy for investing in increased market penetration in international as well as local markets.

Mr. Eybi brings over 25 years of experience with proven success in building and leading business plans and strategies, to increase profitability particularly in the IoT (Internet of Things) field that focus on innovative automotive solutions. Prior to SaverOne, Mr. Eybi was Business Development Executive at 4Cast during 2021 and Chief Customer Officer (CCO) at Israel’s main telephony group, Bezeq from 2019 to 2021, and prior to that with leading Israeli mobile operator Pelephone from 2006, most recently as their CCO. Prior to that Mr. Eybi served in sales roles with other telecommunications companies including Avaya, Cellcom and Eurocom.

In his role as CCO of Pelephone, Mr. Eybi was responsible for the business development of the connected vehicle B2B business for customers including services for fleet management. Mr. Eybi led Pelephone to become Israel’s leading player in the IoT field, especially in the automotive segment, with a market leading share of several hundred thousand connected vehicles.

Mr. Eybi holds a Bachelor of Business Administration from the University of Lincoln and an MA in Marketing from the University of Derby.

Mr. Gilboa, CEO of SaverOne commented, “We wholeheartedly welcome Israel to the SaverOne team and looking forward to his leading our marketing strategy in the next stage of our company’s growth. Israel brings us many years of key relevant and solid experience in cellular IoT-automotive segments. Israel has demonstrated success in building and supporting customer growth and acquisition strategies, and growing market share. We are confident that he will be instrumental in building our network of global partners for SaverOne, expanding our sales into European and US markets, as well as others globally, substantiating SaverOne as an innovative and significant factor in the global automotive safety arena. I expect he will prove to be a very valuable asset in advancing our growth strategy.”

About SaverOne

SaverOne is a technology company engaged in the design, development and commercialization of transportation safety solutions designed to save lives by preventing car accidents resulting from the use of mobile phones while driving. Our SaverOne system provides an advanced driver safety solution that can identify and monitor mobile phones located in the driver’s vicinity and selectively block use of life-threatening applications.

Learn more at https://saver.one/.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” "will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on SaverOne’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Many factors could cause SaverOne’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: the ability of our technology to substantially improve the safety of drivers; our planned level of revenues and capital expenditures; our ability to market and sell our products; our plans to continue to invest in research and development to develop technology for both existing and new products; our intention to advance our technologies and commercialization efforts; our intention to use local distributors in each country or region that we will conduct business to distribute our products or technology; our plan to seek patent, trademark and other intellectual property rights for our products and technologies in the United States and internationally, as well as our ability to maintain and protect the validity of our currently held intellectual property rights; our expectations regarding future changes in our cost of revenues and our operating expenses; our expectations regarding our tax classifications; interpretations of current laws and the passage of future laws; acceptance of our business model by investors; the ability to correctly identify and enter new markets; the impact of competition and new technologies; general market, political and economic conditions in the countries in which we operate; projected capital expenditures and liquidity; our intention to retain key employees, and our belief that we maintain good relations with all of our employees; the impact of the COVID-19 pandemic, and resulting government actions on us; and other risks and uncertainties, including those listed in the section titled “Risk Factors” in the final prospectus on Form 424b4 filed with the Securities and Exchange Commission on June 6, 2022. Forward-looking statements contained in this announcement are made as of this date, and SaverOne undertakes no duty to update such information except as required under applicable law.

International Investor Relations Contact: Ehud Helft +1 212 378 8040 saverone@gkir.com Israeli Investors Contact: Jonathan Eilat John@theinvestor.co.il